# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scribe Therapeutics, Inc., CIK 0001853921
CUSIP: 811033109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1150 MARINA VILLAGE PKWY, Alameda, California (CA), 94501
Date of event which requires filing of this statement: 07/24/2026
Filed by CIK 0001633313
Persons authorized to receive notices and communications: Scott Epstein, Avoro Capital Advisors LLC, 110 Greene Street, Suite 800, New York, New York (NY), 10012, (212) 937-4970; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2446

## Reporting persons
- Avoro Capital Advisors LLC (CIK 0001633313): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,598,973; sole dispositive power 0; shared dispositive power 2,598,973; aggregate amount beneficially owned 2,598,973 (13.78% of the class)
- Avoro Ventures LLC (CIK 0001879253): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 489,915; sole dispositive power 0; shared dispositive power 489,915; aggregate amount beneficially owned 489,915 (2.6% of the class)
- Aghazadeh Behzad (CIK 0001701815): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,088,888; sole dispositive power 0; shared dispositive power 3,088,888; aggregate amount beneficially owned 3,088,888 (16.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Scribe Therapeutics, Inc.
Address of issuer's principal executive offices: 1150 MARINA VILLAGE PKWY, Alameda, California (CA), 94501

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Avoro Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), with respect to the shares of Common Stock held of record by Avoro Life Sciences Fund LLC ("Avoro Life Sciences");

(ii) Avoro Ventures LLC, a Delaware limited liability company ("Avoro Ventures"), with respect to the shares of Common Stock held of record by Avoro Ventures Fund L.P. ("Avoro Ventures Fund" and, together with Avoro Life Sciences, the "Funds"); and

(iii) Behzad Aghazadeh ("Dr. Aghazadeh"), the portfolio manager and controlling person of each of the Investment Manager and Avoro Ventures, with respect to the shares of Common Stock held of record by the Funds.

The Investment Manager serves as investment adviser to Avoro Life Sciences, and Avoro Ventures serves as investment adviser to Avoro Ventures Fund. By virtue of these relationships, each of the foregoing persons may be deemed to beneficially own the shares of Common Stock held of record by the Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of the securities reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 110 Greene Street, Suite 800, New York, NY 10012.
Present principal occupation or employment: The Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and management services to investment companies registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients. The principal business of Dr. Aghazadeh is to serve as portfolio manager and controlling person of the Investment Manager.
Criminal convictions in the last five years: None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Investment Manager is a Delaware limited liability company. Dr. Aghazadeh is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Of the 3,088,888 shares of Common Stock reported herein, 697,650 shares, consisting of 474,402 shares held directly by Avoro Life Sciences and 223,248 shares held directly by Avoro Ventures Fund, were issued upon the automatic conversion of the Funds' shares of the Issuer's Series B Preferred Stock at the closing of the Issuer's initial public offering ("IPO") on July 27, 2026, each share of Series B Preferred Stock having converted into Common Stock on a one-for-0.1689 basis without the payment of any additional consideration.

A total of 2,333,333 shares of Common Stock reported herein were purchased from the underwriters in the IPO at the initial public offering price of $15.00 per share, consisting of 2,066,666 shares acquired on behalf of Avoro Life Sencises for an aggregate purchase price of approximately $31 million and 266,667 shares acquired on behalf of Avoro Ventures Fund for an aggregate purchase price of $4 million, in each case using the working capital of such Fund. An additional 57,905 shares of Common Stock reported herein were acquired on behalf of Avoro Life Sciences by the Investment Manager in open market transactions for an aggregate purchase price of approximately $1.26 million, excluding brokerage commissions, using the working capital of Avoro Life Sciences.

Positions in the shares of Common Stock may be held in margin accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. Dr. Aghazadeh serves as a member of the board of directors of the Issuer.

The Issuer and certain of its stockholders, including Avoro Life Sciences and Avoro Ventures Fund, are parties to the Amended and Restated Investors' Rights Agreement, dated March 17, 2021, among the Issuer and certain of its stockholders (the "IRA"). Pursuant to the IRA, holders of Registrable Securities (as defined in the IRA), including the Funds, are entitled to certain registration rights with respect to shares of Common Stock issued upon conversion of the Issuer's preferred stock, with such rights terminating upon the earliest to occur of (i) the closing of a Deemed Liquidation Event (as defined in the IRA), (ii) such time as Rule 144 under the Securities Act of 1933, as amended, is available for the sale of all of a holder's shares without limitation during a three-month period without registration and (iii) the third anniversary of the closing of the IPO. The IRA also contains customary lock-up provisions pursuant to which the Funds have agreed not to sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any Common Stock or other securities of the Issuer held immediately prior to the effective date of the registration statement IPO for a period of 180 days following the effective date of the registration statement for the IPO. The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA, the form of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

In connection with the IPO, holders of the requisite majorities of Registrable Securities under the IRA, including the Funds, delivered a Waiver of Registration Rights and Related Notice waiving (i) all registration rights of Registrable Securities with respect to the IPO and (ii) all demand registration rights provided for in the IRA until the date that is 180 days after the effective date of the registration statement for the IPO.

Also in connection with the IPO, each of Avoro Life Sciences and Avoro Ventures Fund entered into a lock-up agreement, dated April 10, 2026, with certain financial institution counterparties, as representatives of the several underwriters of the IPO (each, a "Lock-Up Agreement"), pursuant to which each Fund agreed, subject to the terms and conditions set forth therein, not to offer, sell, pledge or otherwise transfer or dispose of, or engage in any hedging or similar transaction with respect to, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, whether owned at the time or thereafter acquired, and not to cause or direct any of its affiliates to do so, in each case, for a period of 180 days after the date of the final prospectus for the IPO, which is dated July 23, 2026. The restrictions are subject to specified exceptions, including sales of shares of Common Stock acquired from the underwriters in the IPO or acquired in open market transactions after the closing of the IPO. By Notice of Extension to the Funds, dated June 29, 2026, the Issuer informed the Funds it had extended the termination date of each Lock-Up Agreement to September 28, 2026 (unless earlier terminated pursuant to the agreements' terms). The foregoing description of the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of a form of the Lock-Up Agreements, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced herein, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their holdings, subject to the restrictions described in Item 6 and applicable law, and, alone or with others, engaging in communications with the board of directors and management of the Issuer, other stockholders of the Issuer and other persons regarding the Issuer. Dr. Aghazadeh may receive compensation from the Issuer for his service as a director, including equity awards, in accordance with the Issuer's non-employee director compensation policy.

Except as set forth herein, the Reporting Persons do not have, as of the date of this Schedule 13D, any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals, and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D, and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth herein are based on 18,864,386 shares of Common Stock outstanding immediately following the closing of the IPO and the concurrent private placement, which is the sum of (i) 8,497,386 shares of Common Stock outstanding as of March 31, 2026, after giving effect to the automatic conversion of all outstanding shares of the Issuer's preferred stock into Common Stock upon the closing of the IPO, (ii) 9,867,000 shares of Common Stock sold by the Issuer in the IPO, including 1,287,000 shares of Common Stock sold pursuant to the exercise in full by the underwriters of their option to purchase additional shares of Common Stock, and (iii) 500,000 shares of Common Stock sold by the Issuer to Sanofi in the concurrent private placement, in each case as reported in the Issuer's final prospectus dated July 23, 2026 and filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, and in the Issuer's press release dated July 27, 2026 announcing the closing of the IPO, the exercise in full by the underwriters of such option and the closing of the concurrent private placement.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: All information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: See Item 3. Each of the Funds has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by it. Avoro Life Sciences has such rights with respect to more than 5% of the Common Stock. Except as set forth herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to which they have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is filed as Exhibit 99.3 hereto.

On July 23, 2026, in connection with Dr. Aghazadeh's service as a member of the board of directors of the Issuer, the Issuer granted Dr. Aghazadeh an option to purchase 14,725 shares of Common Stock at an exercise price of $15.00 per share, vesting in three substantially equal annual installments on each of July 23, 2027, July 23, 2028 and July 23, 2029 and expiring on July 22, 2036.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Amended and Restated Investors' Rights Agreement, dated as of March 17, 2021, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1).

99.2 Form of Lock-Up Agreement, dated April 10, 2026 (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1, filed with the Commission on July 20, 2026).

99.3 Joint Filing Agreement, dated July 30, 2026.

## Signatures
- Avoro Capital Advisors LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (07/30/2026)
- Avoro Ventures LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (07/30/2026)
- Aghazadeh Behzad: /s/ Aghazadeh Behzad, Aghazadeh Behzad (07/30/2026)